EXHIBIT 1

                                 [TRANSLATION]

                                                                     May 5, 2008

          Notice is hereby given of the 50th Annual General Meeting of INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (HEREINAFTER-"THE BANK")

Notice is hereby given that the 50th Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Sunday, July 13, 2008 at 11:00 A.M.

AGENDA AND PROPOSED RESOLUTIONS

1. DISCUSSION REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF DECEMBER 31, 2007, INCLUDING THE REPORT OF THE BOARD OF DIRECTORS.

2. APPOINTMENT OF AUDITORS FOR 2008 AND AUTHORIZING THE BOARD OF DIRECTORS TO SET THEIR REMUNERATION.

RESOLUTION:

     a. To appoint the firm of Kesselman and Kesselman as auditors of the Bank for 2008. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     b. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2008, subject to the following conditions:

          1. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          2. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

3.   REPORT ON THE REMUNERATION FOR THE AUDITORS FOR 2006 AND 2007.

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4.   EXTENSION AND AMENDMENT OF THE TERMS OF SERVICE OF DR. R. COHEN AS THE
     CHAIRMAN OF THE BOARD

RESOLUTION:

Further to the resolution of the board of Directors on April 28, 2008 to extend the appointment of Dr. R. Cohen as a director and Chairman of the Board for an additional term beginning on July 31, 2008 and ending on December 31, 2009 or the date on which the bank shall be privatized or liquidated, whichever is first ("THE ABOVE DATE"), and further to the resolutions of the Audit Committee and the Board of Directors of the Bank, on April 28, 2008 and May 26, 2008, to approve the amendment of the terms of service of Dr. R. Cohen, and their application until the Above Date, as follows:

     a. The Chairman of the Board shall be entitled, at the termination of his service for whatever reason, to the redemption of 3 months' prior notice and to 3 months' paid adaptation, according to his monthly salary at the time of the termination of his service.. The redemption of 3 months' prior notice shall be made in lieu of the actual three months' prior notice set forth today in the Chairman of the Board's employment contract. The redemption of 3 months' prior notice and the payment of 3 months' adaptation are subject to the approval of the Director of Wages and Employment Contracts of the Ministry of Finance.

     b. The current terms of service of the Chairman of the Board, as amended in sub-paragraph a. above, shall be extended and applied also to the additional period of his service, beginning on July 31, 2008 and ending on December 31, 2009 or the date on which the bank shall be privatized or liquidated, whichever is first.

          Regarding the above and below:

          "THE DATE ON WHICH THE BANK SHALL BE PRIVATIZED" is the date on which the holdings of the State of Israel in the Bank (as they were on the date of the resolution of the Board of Directors, April 28, 2008) shall be transferred (all or most of them) to whomever shall purchase them within the framework of a motion to approve a scheme of arrangement and compromise between the Bank and its shareholders, according to Section 350 of the Companies Law - 1999, which shall be approved by court (if it is so approved).

          "THE DATE ON WHICH THE BANK SHALL BE LIQUIDATED" is the date that a court shall grant a liquidation order against the Bank, or the date on which a liquidator (temporary otr permanent) shall be appointed for the Bank or the date on which the General Meeting of the Bank shall resolve to voluntarily liquidate the Bank, whichever is first.


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     c.   The extended terms of service shall be as follows:

          1. The term of the Chairman of the Board shall continue until December 31, 2009 or until the date on which the Bank shall be privatized or liquidated, which comes first.

          2. The Chairman of the Board shall be employed on the basis of an 85% position and shall be entitled to carry on additional businesses.

          3. The monthly salary to be paid to the Chairman of the Board (for the above 85% position) shall be NIS 49,500, linked to the Consumer Price Index published on July 15, 2002. The salary shall be paid as is customary in the Bank.

          4. The Chairman of the Board shall be entitled to annual vacation of 22 working days (which can be accumulated up to a maximum of 55 days), sick leave of 30 calendar days per year (which can be accumulated as is customary in the Bank), leave for personal reasons as is customary in the Bank, payment for 14 recreation days according to the amounts and rules as are customary in the Bank, payments to advanced study funds (7.5% of the monthly salary paid by the Bank and 2.5% paid by the Chairman of the Board), incurred expenses for home telephone use and other benefits customary for employees of the Bank.

          5. The Bank shall make available a vehicle (including a mobile phone) for the use of the Chairman of the Board (the Chairman of the Board shall incur the cost of the taxes resulting from the vehicle being made available to him).

          6. The Chairman of the Board shall be insured with Executive insurance. The Bank shall pay its share of the insurance premium at the monthly rate of 13 1/3% (8 1/3% for severance and 5% for remuneration). The ownership of the insurance policy will pass from the Bank to the Chairman of the Board after the termination of employer-employee status. Additionally, the Chairman of the Board will be insured with disability insurance, for which the Bank shall incur the monthly premium at the rate of 2.5% of the monthly salary, and will be insured with other insurance policies as is customary with the workers of the Bank. The payments for the above Executive insurance, will be in lieu of severance pay, as prescribed by law.

          7. The Chairman of the Board shall also be insured with Officers Liabilty insurance existing or which will be existing in the Bank.

          8. The term of service may be shortened by the Bank only in such cases, according to which by law or the Directives of the Supervisor of Banks, the Chairman of the Board shall cease to be fit to serve as Chairman of the Board, or if his right to severance pay shall be revoked in a judgment pursuant to Section 16 or 17 of the Severance Pay Law-1963, or for reasons pursuant to Section 42 (a) (6) of the Governmental Companies Law-1975.

          9. Upon the termination of employer-employee status between the Bank and the Chairman of the Board, the rights and the amounts in the Executive insurance and the advanced study funds shall be released to the Chairman of the Board and he shall also be entitled to redeem un-utilized vacation days (but not to redeem un-utilized sick days).

          10. Upon the terminaion of his service, the Chairman of the Board shall be entitled, in addition to the above, to additional severance payments at the rate of 100% (in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year). For the purpose of the above: a) the termination of service may be due to any reason and at any time, except however for resignation prior to the date set according to the employment contract as the date of termination of the service, b) the transfer of the control in the Bank is to be deemed as "termination of service".


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          11.  Upon the termination of his service, the Chairman of the Board shall be entitled to the redemption of three months' prior notice and to three months' paid adaptation, according to his monthly salary at the rate at the time of the termination of service. The redemption of the prior notice shall be in lieu of the actual three months' prior notice set forth in the current employment contract of the Chairman of the Board. The redemtion of the three months' prior notice and the granting of three months' paid adaptation require the approval of the Director of Wages and Employment Contracts at the Ministry of Finance.

5. PAYMENT OF PRIVATIZATION REMUNERATION TO DR. R. COHEN, THE CHAIRMAN OF THE BOARD

     RESOLUTION:

     Further to the resolutions of the Audit Committee and the Board of Directors on May 26, 2008, to approve in the event that the Bank's shares shall be sold within the framework of a compromise and arrangement scheme between the Bank and its shareholders, the payment to the Chairman of the Board, Dr. R. Cohen, of a privatization remuneration, pursuant to the guidelines of the Government Companies Authority. This payment shall be made to all of the workers of the Bank and it shall be paid from the share of the State of Israel in the consideration from the sale of the Bank's shares, and not from the means of the Bank. The approval of the organs of the Bank (including the General Meeting) is needed as a precaution.

THE DETERMINING DATE

The date for determining the right to vote at the Annual General Meeting, pursuant to Section 182 of the Companies Law, is June 13, 2008 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.


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MAJORITY REQUIRED

The majority required to adopt the resolutions set out in Paragraphs 2, 4 and 5 of the above Agenda is a simple majority.

VOTING BY BALLOT:

     a. A shareholder may vote on Paragraphs 4 and 5 on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices (at the above address) no later than 72 hours prior to the convening of the meeting.

     f. The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning June 23, 2008.

     g.   The Bank does not carry out voting by way of the internet.

VOTING BY PROXY:

A shareholder may appoint a proxy to be present and to vote in his place. A proxy form or power of attorney by which the appointment is made, or copies of such that are certified by a notary, must be deposited in the offices of the Bank at least 48 hours prior to the meeting.

The financial statements of the Bank may be reviewed on business days, except Fridays, beginning on June 10, 2008, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank) at the Bank's offices.


                                              BY ORDER OF THE BOARD OF DIRECTORS

                                                          N. ATLAS
                                                     GENERAL SECRETARY